Exhibit 99.1

2005/2006 1st quarter net sales: +54.9%

Continued dynamic growth for Pernod Ricard key brands

 Significant change in sales by region

Very satisfactory progress of Allied Domecq integration

Press release - Paris, 10 November 2005 –

Note: all figures published by the group are in accordance with IFRS.

2005/2006 Pernod Ricard 1st quarter net sales progressed by 54.9% to € 1,334 million*. This strong growth is due to the acquisition of Allied Domecq, which contributed two months sales.  Overall, the effect of the change in perimeter, net of disposals, was 51.3%. The pre acquisition business had organic growth of 2.3% and there was favourable foreign exchange impact of 1.3%.

Pernod Ricard’s key brands pre Allied Domecq continued their rapid progression, up +3% in volume and +7% in net sales (organic growth), driven by Chivas Regal (+7%), Martell (+6%), Havana Club (+23%), Jameson (+13%), and The Glenlivet (+14%). Pernod Ricard’s organic growth rate for its full pre acquisition portfolio was lower at +2.3%, reflecting technical effects that impacted certain local brands.

Allied Domecq contributed € 459 million in net sales, representing one-third of 1st quarter net sales. Following a strong decline in the month of August, due to the change in year end and the start of destocking in a number of markets, there was a return to a favourable trend in September for Ballantine’s and Beefeater, while Stolichnaya and Malibu continued to report vigorous growth.

Substantial change in the analysis of sales by geographic region.

The Americas and Asia/Rest of the World represent 56% of group sales in this quarter.

Asia/ Rest of World: € 387.8 million up (+60.5%)

This region continued its remarkable progression with perimeter changes generating an increase in net sales of +45.3% (South Korea, New Zealand...), while organic net sales grew by  +12%, thanks  in particular to:

- Chinese Asia (China, Hong Kong, Singapore), which continues to enjoy sustained growth with Chivas Regal, Martell and Royal Salute,

- The strong dynamism of India (Royal Stag: +16%),

and this despite the slowdown in Thailand and Taiwan.

* Dunkin Brands International sales were not included

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Americas: € 368.4 million (up +105.7%)

Net sales in the Americas doubled due to a stronger position through the acquisition in the US, Canada and Mexico.

Organic growth in the Americas region progressed by +3.7%:

-

In the United States, quarterly sales grew organically by +3.4% thanks to the performances of Jameson, Wild Turkey and The Glenlivet, which were partially offset by a more difficult quarter for  Chivas Regal and Martel, while Seagram’s Gin experienced a stable quarter.

-

In South America, net sales increased by +4.7% (organic growth). Something Special and Blender’s Pride drove growth in Venezuela while a drop in Montilla sales (-26%) reflected a more difficult market in Brazil.

Europe: € 436.2 million (up +45.6%)

The acquisition of Allied Domecq, despite the disposal of Larios, had a perimeter effect of +49.3%, notably due to a stronger position in Spain and the UK.

This was partially offset by negative organic growth of -3.7% primarily due to technical effects:

-

in Russia, the anticipation of the launch of a new Ararat range led to a significant drop in shipments (-77%)

-

in Germany, Ramazzotti experienced a destocking effect following a price rise in Spring 2005.

Excluding these items, net sales in Europe were stable with a good quarter for Spain (Havana Club, Ruavieja) and Greece (Chivas Regal, Jameson) offset by a difficult one in Italy and the United Kingdom.

France: € 141.9 million (up +14%)

Perimeter changes generated net sales growth of +17.8%, which was partially offset by a negative organic growth of -3.8%.

The varied situation for France persisted with difficulties for aniseeds contrasting with the continuation of very good performances for whiskies (Clan Campbell +7%, Jameson +22%, and Chivas Regal 23%), vodka (Wyborowa +35%) and rum (Havana Club +11%). France now represents around 10% of group sales.

Very satisfactory progress of the Allied Domecq integration

The integration of Allied Domecq brands within Pernod Ricard is being achieved faster than initially expected. At the end of November 2005, some 40% of Allied Domecq’s business had been integrated, that is:

- virtually all of Europe (excluding France and Italy),

- Asia (excluding South Korea),

- all of South America,

- in the United States and Mexico, it will start, as forecast, on 1 January 2006.

The complete integration of Allied Domecq is targeted for the end of March 2006.

Disposals in progress

The disposals are well under way and this should lead to a significant reduction in debt from the first year.

REGISTERED OFFICE: 12, PLACE DES ETATS-UNIS – 75783 PARIS CEDEX 16, FRANCE

FRENCH PUBLIC LIMITED COMPANY (SOCIETE ANONYME) WITH A SHARE CAPITAL OF € 290,383,913

 TEL: +33 (0)1 41 00 40 95 – FAX: +33 (0)1 41 00 40 85 –  RCS (PARIS) N° B 582 041 943

Conclusion

Commenting on these results, Patrick Ricard declared: “I am very pleased with the continued strong growth of our pre acquisition key brands. The confirmation of this dynamism and the excellent execution of the integration of the Allied Domecq workforce and brands enable me to have confidence in our performance from the full 2005/2006 fiscal year.”

Shareholders’ agenda:

9 February 2006 (Thursday): 2005/2006 2nd quarter net sales and outlook

For more information, please contact:

Francisco de la VEGA, Communications VP, Tel: +33 (0)1 41 00 40 96

Patrick de BORREDON, Investor Relations VP, Tel: +33 (0)1 41 00 41 71

Florence TARON, Press Relations Manager, Tel: +33 (0)1 41 00 40 88

or visit our web site at www.pernod-ricard.com

REGISTERED OFFICE: 12, PLACE DES ETATS-UNIS – 75783 PARIS CEDEX 16, FRANCE

FRENCH PUBLIC LIMITED COMPANY (SOCIETE ANONYME) WITH A SHARE CAPITAL OF € 290,383,913

TEL: +33 (0)1 41 00 40 95 – FAX: +33 (0)1 41 00 40 85 –  RCS (PARIS) N° B 582 041 943

Sales split as at 30 september 2005 (€ millions)
	Q1 04/05		Q1 05/06		Change		Organic growth		Forex impact		Perimeter impact

Total Wine & Spirits	844.7	98%	1,334.2	100%	489.6	58.0%	19.8	2.3%	11.0	1.3%	458.8	54.3%
Total Other Business	16.9	2%	0.0	0%	-16.9	-100.0%	0.0	0.0%	0.0	0.0%	-16.9	-100.0%

Total Group	861.6	100%	1,334.2	100%	472.7	54.9%	19.8	2.3%	11.0	1.3%	441.9	51.3%
Amounts in IFRS

Wine & Spirits sales split as at 30 september 2005 (€ millions)
	Q1 04/05		Q1 05/06		Change		Organic growth		Forex impact		Perimeter impact

Wine & Spirits France	124.4	15%	141.9	11%	17.5	14.0%	-4.7	-3.8%	0.0	0.0%	22.2	17.8%
Wine & Spirits Europe	299.5	35%	436.2	33%	136.7	45.6%	-11.1	-3.7%	0.2	0.1%	147.6	49.3%
Wine & Spirits Americas	179.1	21%	368.4	28%	189.4	105.7%	6.7	3.7%	3.2	1.8%	179.5	100.2%
Wine & Spirits Asia/ROW	241.7	29%	387.8	29%	146.1	60.5%	28.9	12.0%	7.6	3.2%	109.5	45.3%

Total Wine & Spirits	844.7	98%	1,334.2	100%	489.6	58.0%	19.8	2.3%	11.0	1.3%	458.8	54.3%

Volume Growth by Historical PR key brands as at 30 september 2005			Volume Growth by AD key brands

	Q1 05/06	MAT		August 2004 / August 2005	September 2004/ September 2005

Havana Club	23%	16%	Ballantine's	-30%	2%
The Glenlivet	14%	10%	Beefeater	-31%	3%
Jameson	13%	11%	Kalhua	-24%	-8%
Chivas Regal	7%	13%	Malibu	7%	6%
Clan Campbell	7%	2%	Mumm	5%	-9%
Wild Turkey	7%	5%	Perrier Jouet	-1%	9%
Martell	6%	5%	Stolichnaya	7%	21%
Seagram Gin	2%	0%
Jacob's Creek	0%	5%
Ricard	-1%	-3%
Amaro Ramazzotti	-10%	8%
Pastis 51	-14%	-6%
12 Key Brands	3%	4%

Forex impact Wine & Spirits
		Change	Currency impact (M€)	Currency impact (%)

US Dollar US and ass.		0.2%	1.4	13%
USD	USD	0.2%	0.3	3%
MYR, HKD, CNY	Ass.	0.2%	1.1	10%
Australian Dollar	AUD	7%	3.0	28%
Brasilian Real	BRL	27%	3.0	27%
Indian Roupie	INR	6%	1.6	15%
Other Currencies			1.9	17%

REGISTERED OFFICE: 12, PLACE DES ETATS-UNIS – 75783 PARIS CEDEX 16, FRANCE

FRENCH PUBLIC LIMITED COMPANY (SOCIETE ANONYME) WITH A SHARE CAPITAL OF € 290,383,913

TEL: +33 (0)1 41 00 40 95 – FAX: +33 (0)1 41 00 40 85 –  RCS (PARIS) N° B 582 041 943